CRA INTERNATIONAL, INC.
200 CLARENDON STREET
BOSTON, MA 02116

October 3, 2017

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
AD Office 11 - Telecommunications
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:                            CRA International, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed March 15, 2017
File No. 000-24049

Dear Mr. Spirgel:

This letter is submitted by and on behalf of CRA International, Inc. (“we” or “CRA”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter to us dated September 5, 2017.

For reference purposes, the text of your letter has been reproduced herein with responses below each numbered comment.

Form 10-K for fiscal year ended December 31, 2016

Consolidated Statement of Operations, page FS-3

1.              Please tell us your basis for presenting gross margin on the face of the statement of operations. In this regard, we note you exclude depreciation and amortization from gross margin. To avoid placing undue emphasis on cash flow, depreciation and amortization should not be positioned in the income statement in a manner which results in reporting a figure for income before depreciation and amortization. Refer to ASC 225-10-S99-8. See also Item 302(a) of Regulation S-K.

Response to Comment No. 1

In response to the Staff’s comment, in future filings we will (i) remove the “Gross profit” subtotal from our Consolidated Statements of Operations, our Management’s Discussion and Analysis of Financial Condition and Results of Operations, our Selected Financial Data, our quarterly results, and any other similar presentation and (ii) relabel the “Cost of services” description as “Cost of services (exclusive of depreciation and amortization).” If we determine in the future to disclose in our Management’s Discussion and Analysis of Financial Condition and Results of Operations our gross profit or margin, exclusive of depreciation and amortization, we will identify the measure as a non-GAAP financial measure and disclose why management believes it provides useful information to investors.

Note 11. Business Segment and Geographic Information, page FS-28

2.              Please provide segment disclosures as required by ASC 280-10-50-20. In particular, tell us, and revise to disclose, the factors used to identify your reportable segment, including the basis of organization (for example, whether management has chosen to organize the company around differences in services, geographic areas, or a combination of factors and whether operating segments have been aggregated). Please refer to ASC 280-10-50-21.

Response to Comment No. 2

During fiscal 2016, 2015 and 2014, we operated in two operating segments, our consulting services business and GNU123 Liquidating Corporation (“GNU”), our majority-owned subsidiary formerly known as NeuCo, Inc. Prior to the sale of substantially all of GNU’s business assets on April 13, 2016, it developed and marketed network software tools and complementary application consulting services that were focused on electric utilities. After April 13, 2016, we have operated in one operating segment, our consulting services business.

In our future disclosures regarding our segments in our consolidated financial statements, we will include disclosures of our basis of organization, and the other factors used to identify our reportable segment, reflected in our responses to Comment #3 below.

3.              Please also tell us how you identified your operating segments based on the criteria provided in ASC 280-10-50-1 through 50-9 and provide us with a list of these operating segments. As part of your response provide us your current organization chart which identifies the positions, roles, or functions that report directly to your chief operating decision maker(s) (“CODM”) and senior management team. To the extent you have more than one operating segment, please tell us how you considered the aggregation criteria in ASC 280-10- 50-11 and the quantitative thresholds in ASC 280-10-50-12 in determining your reportable segments.

Response to Comment No. 3

CRA is a professional services organization that provides litigation, regulatory, financial and management consulting services. We evaluate our operating segments in accordance with the guidance in ASC 280-10-50. Our CODM manages our consulting services business, including allocating resources and assessing performance, at the consolidated level, except for the determinations described below that are made at the level of individual contributors (i.e., our existing and potential Vice Presidents, other employees, and non-employee experts). Our technology infrastructure and other administrative services are shared across our entire company, and there is no pre-determined mix of the types of consulting services we offer among our office locations. Our CODM makes key operating decisions based on our consolidated financial metrics, except for decisions based on the historical or projected performance of an individual contributor. The consolidated metrics relied upon by our CODM in making these decisions include our consolidated revenue, expenses and profitability (including non-GAAP Adjusted EBITDA), as well as consolidated operational metrics such as our utilization, labor billings, realization rate (i.e., the ratio between net revenue and labor billings), head count, project lead flow (i.e., potential client projects we have identified) and project conversion rates (i.e., the rate at which leads are converted into revenue producing client projects). Accordingly, and as explained in more detail below, we have concluded that our consulting services business consists of one operating segment.

Identification of CODM

Our CODM is our CEO because he is responsible for all key operating decisions, including allocations of resources and assessment of performance, at CRA.  These key operating decisions include the following:

•                  Establishment of our budget, including discretionary investments in capital assets (e.g., systems, equipment, software);

•                  Determination, and allocation among individual contributors, of our annual bonus pool;

•                  Determination, and allocation among individual contributors, of our equity compensation pool; and

•                  Hiring, engagement and termination of our employees and non-employee experts.

The direct reports to our CODM are as follows:

No group or committee drawn from our CEO and his direct reports has any regularly, recurring scheduled meetings or makes any key operating decisions as a body. Instead, our CODM typically interacts with these direct reports, either one on one or in small subgroups, as events or developments require. The purpose of these interactions is not to make decisions, but to provide input and context to, and to act as a sounding board for, our CODM as he formulates his decisions. For example, our Management Committee, consisting of our CEO, CFO, General Counsel and the four group leaders identified above, meets from time to time to discuss and provide input to our CODM regarding various operational matters, and our Talent Acquisition Group or “TAG,” consisting of our CEO, CFO and Vice President of Human Capital, meets when hiring opportunities arise. With respect to any key operating decision discussed by our Management Committee or TAG, it is our CODM who makes the decision, and not our Management Committee or TAG as a body.

Key operating decisions

Our annual overall budgeting process is driven by our CODM, and he is responsible for the final budget. In evaluating our overall expense budget for fiscal 2016, the operating decisions of our

CODM affected more than 90% of all of our operating costs, excluding depreciation, amortization and client reimbursable expenses. In preparing an initial budget for our CODM’s review, our FP&A group takes input from our group leaders and the practice leaders described below, as well as the leaders of our administrative services teams. This information is compiled into a consolidated budget, which is then reviewed by, and adjusted in response to feedback from, the CODM at the consolidated level. The budget prepared by the CODM is then presented to our board of directors and approved at the consolidated level.

The most important single operating decision at CRA involves our discretionary compensation.  The total quarterly bonus accrual is determined by our CODM and approved by the compensation committee of our board of directors for the entire firm in one lump-sum amount. Our CODM bases the size of this total quarterly bonus accrual on our consolidated financial metrics, and not the performance of any components of our consulting services business. Annually, our CODM makes preliminary allocations of the total annual bonus accrual to our individual contributors based on their individual performance measured against personal revenue generation, billing metrics, and goals related to other market facing or administrative activities. After making these preliminary allocations to our individual contributors, our CODM reviews them with our group and practice leaders in order to obtain any additional color they may provide, and may choose at his discretion to make adjustments when making the final allocations to our individual contributors.

Another key operating decision at CRA involves equity compensation. Each year, our CODM determines and makes recommendations to the compensation committee of our board of directors regarding the total value of the equity awards to be granted to our senior corporate leaders, group and practice leaders, and key revenue generators under our long-term incentive plan or “LTIP,” and the allocation of these awards to each such individual contributor (other than the CODM himself).  The structure of these equity awards, 30% stock options, 30% time-vesting restricted stock units and 40% performance-vesting restricted stock units, has been uniform across all recipients, and the performance metrics underlying the performance-based restricted stock units have been derived from our consolidated non-GAAP net revenue and consolidated non-GAAP Adjusted EBITDA.

Historically (including during fiscal 2016, 2015 and 2014), the compensation of our group and practice leaders has been neither directly linked to nor primarily based on the results of their respective groups or practices. Instead, each leader’s compensation is primarily based on the revenue the leader generates due to his or her individual consulting efforts. In fiscal 2015, 2014 and a number of previous fiscal years, our group and practice leaders have received equity awards under our LTIP, structured and with performance based only on consolidated metrics as described above, to compensate them for their administrative efforts as group and practice leaders. No equity awards were granted under our LTIP to our group and practice leaders in fiscal 2016 because of a shortage of shares available under our 2006 equity incentive plan. In fiscal 2017, we granted to many of our LTIP participants, including our group and practice leaders, service and performance-based cash awards. Although the performance metrics underlying these performance-based cash awards granted to our group and practice leaders are derived from practice-level metrics, these performance-based cash awards constitute a relatively small portion of the group or practice leader’s compensation, so that the leader’s compensation is still primarily based on the revenue the leader generates due to his or her individual consulting efforts.

The key operating decisions at CRA also include decisions involving talent acquisition. The final decision regarding all personnel decisions is made by our CODM. Our TAG, which includes the CODM, is charged with approving any request to fill a position before recruiting begins, performing the initial evaluation of prospective Vice Presidents and other staff additions, and then making recommendations to our CODM. There is no pre-determined division of, or quotas with respect to, our annual talent acquisition budget across any components of our consulting services business. Instead, all such personnel decisions are made opportunistically and focused on the qualifications and characteristics of the available individual candidates and the need to support the company’s revenue generation.

Service offerings, groups and practices

Our consulting services business is organized into two main service offerings (litigation, regulatory, and financial consulting services and management consulting services) and four “groups” within these service offerings (competition and labor services; valuation, damages and financial economics; business advisory services; and Marakon), with even more specific service offerings under each group, which we identify as “practices.”

Each of our groups and practices is assigned a leader, who effectively functions as a sales manager for the group or practice. Our group and practice leaders facilitate and support the day-to-day administration of our business, and their responsibilities include market-facing activities (such as identifying, attracting and retaining customers), staffing client projects, and resolving potential client conflicts. Our group and practice leaders do not have responsibility for the overall financial results of their respective groups and practices. Instead, they are principally responsible for managing sales and only those service costs they can influence, such as subscriptions to data services, marketing, and travel. During fiscal year 2016, these costs were approximately 3.5% of all of our operating costs, excluding depreciation and amortization and client reimbursable expenses, compared to the 90% of all of our operating costs affected by decisions made by our CODM.

Our group and practice leaders may provide input on decisions regarding the hiring, engagement, or termination of individual contributors, but the responsibility for these decisions lies with our CODM, with input from our TAG. Similarly, our group and practice leaders may provide input on the allocation of discretionary compensation to individual contributors, but the initial and final allocation of this compensation with respect to each individual contributor is made by our CODM. That is, the group and practice leaders do not have the characteristics of a segment manager because they are not delegated the authority to make the key operating decisions within their individual groups or practices.

Information provided to the CODM

During 2016, the reports listed below were provided to the CODM on a weekly, monthly and quarterly basis. The weekly and monthly reports present information on a consolidated basis, as well as information disaggregated by group, practice and geography. The reports provided on weekly and monthly bases are as follows:

Weekly Reports:

•                  Labor billings:  presents billings calculated based on hourly standard rates multiplied by hours worked on client projects as reported on weekly time cards

•                  Utilization: presents the ratio of direct hours charged to client projects over total weekly standard (40) hours, excluding paid time off and other leave (e.g., FMLA)

•                  Chargeability: presents the ratio of hours worked on client projects over total weekly standard (40) hours

•                  Weekly Lead Flow Report: presents the number of client development reports (or “CDR” which describe potential client opportunities) and Project Number Requests (or “PNR” which are made when a client opportunity is converted to a revenue producing client project) by week for the trailing five years for the organization

•                  Weekly CDR and PNR Trend Report: presents the data from the Weekly Lead Flow Report graphically

Monthly Reports:

•                  Revenue Flash Report: presents gross revenue, net revenue, write-offs and reserves for the fiscal month reported

•                  Monthly Activity Report (“MAR”): presents a consolidated partial statement of operations (reported through income from operations after bonus) relative to budget, as well as regional partial statements of operations.  Additionally, the MAR presents a partial statement of operations at the practice, group and geographical level that excludes discretionary compensation, stock-based compensation, interest and taxes and thus does not present, at the practice, group or geographic level, a fully-burdened gross margin or non-GAAP Adjusted EBITDA

All of the quarterly reports present information on a consolidated basis, and the Net Revenue Summary Report also presents information disaggregated by service offering, group, practice and geography. The CODM uses these reports to evaluate our consolidated performance and to prepare a pro forma consolidated statement of operations for the fiscal quarter or year to monitor our actual consolidated results and performance against budget and guidance. The reports provided on a quarterly basis are as follows:

•                  Net Revenue Summary Report:  presents quarterly and year-to-date net revenue relative to prior period results and budget

•                  Quarterly Earnings Forecast:  presents a quarterly and annual earnings forecast on a consolidated basis, with geographic and non-GAAP metrics

•                  Consolidated Financial Statements: presents a quarterly and year to date consolidated condensed statement of operations, cash flow statement, balance sheet and calculation of non-GAAP Adjusted EBITBA

•                  Top Revenue Producing Projects: presents the top revenue producing projects for the quarter by practice

Despite the disaggregated information available in some of these reports, the CODM’s review of these reports is focused on, and in making the key operating decisions described above the CODM relies upon, the consolidated information they contain. As described above, the metrics relied upon by our CODM in making these key operating decisions includes consolidated revenue, expenses and profitability (including non-GAAP Adjusted EBITDA), and consolidated operational metrics such as utilization, labor billings, realization rate, head count, project lead flow and project conversion rates.  The partial statement of operations provided at the group, practice and geographical level in the MAR excludes discretionary compensation, stock-based compensation, interest and taxes, and thus does not present, at the practice, group or geographic level, a fully-burdened non-GAAP gross margin or Adjusted EBITDA, one of the primary financial metrics relied on by the CODM in assessing the performance of our consulting services business and making the key operating decisions described above. Historically, this group, practice and geographical information has been included in the MAR because it is a multipurpose report shared widely throughout CRA, including with the group and practice leaders. Because this practice, group and geographical information in the MAR is not used or relied upon by the CODM in making operating decisions, it has been removed from the version of the MAR distributed to the CODM since the second quarter of 2017. As noted above, the only disaggregated information in the quarterly reports provided to the CODM is net revenue.

The quarterly financial information provided to and reviewed by our board of directors is the Net Revenue Summary Report and the Consolidated Financial Statements. As noted above, the only disaggregated information in these reports is net revenue; the rest of this quarterly information provided to and reviewed by our board of directors is at the consolidated level.

Form 8-K filed July 27, 2017

Exhibit 99.1

Unaudited Adjusted EBITDA Including a Reconciliation to Non-GAAP Adjusted EBITDA

4.              We note you exclude amortization of forgivable loans from Adjusted EBITDA. We also note that the expense associated with the forgiveness of the principal amount of these loans is recorded as compensation expense over the employee and non-employee expert’s service period, which is consistent with the term of the loans. Please explain to us why this is not a normal, recurring cash operating expense necessary to operate your business. See Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response to Comment No. 4

We use forgivable loans to acquire or re-up the practices associated with high-performing revenue generators, with only infrequent, immaterial exceptions. Senior revenue generating practitioners in the consulting industry often require a capital payment to move their personal practices from one company to another. We typically make these payments, which we believe function like purchase price payments in a traditional acquisition and therefore do not constitute normal, recurring expenses necessary to operating our business, in the form of forgivable loans.  We are not in the business of acquiring practices, and only do so opportunistically when a high-performing revenue generator presents himself/herself.  Furthermore, like traditional corporate acquisitions, the timing and amount of these forgivable loans and their associated amortization are unpredictable and fluctuate across periods, which makes the evaluation of our performance and comparisons of our performance across periods difficult. We distinguish these loans from the normal salary, benefits and bonuses that we accrue and pay to these consultants throughout the year, which are not excluded from the computation of Adjusted EBITDA. Accordingly, we believe that excluding this loan amortization from Adjusted EBITDA results in a financial metric that is more indicative of our ongoing operating results and an approach that is more consistent for the presentation of our performance across periods.

For these reasons, Adjusted EBITDA is one of the primary financial metrics our board of directors and CEO relies upon when setting our annual budgets, assessing our corporate performance, and evaluating our management’s performance. Similarly, our compensation committee uses Adjusted EBITDA as one of the metrics by which performance is measured in the equity and cash performance-based awards the committee grants to our senior corporate leaders, practice leaders and key revenue generators under our long-term incentive program, as well as the annual incentive cash bonuses it grants to our executive officers, all as part of our “pay for performance” philosophy designed to align the interests of these employees with the interest of its shareholders.

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Thank you for your continued courtesy and consideration in these matters.  If you have any questions regarding this letter or if you require additional information, please do not hesitate to call me at (312) 377-2322.

Sincerely

/s/ Chad M. Holmes

Chad M. Holmes
Executive Vice President, Chief Financial Officer and Treasurer

cc:                                Carlos Pacho, Senior Assistant Chief Accountant
Joseph Cascarano, Senior Staff Accountant
Mr. Jonathan D. Yellin, Esq., Executive Vice President and General Counsel
Mr. William R. Kolb, Esq., of Foley Hoag LLP